Exhibit 21.1

Dyax Corp.

Subsidiaries of the Company

NAME	PARENT	STATE OR COUNTRY OF INCORPORATION
Dyax Holdings B.V.	Dyax Corp.	Netherlands
Dyax B.V.	Dyax Holdings B.V.	Netherlands
Dyax S.A.	Dyax Corp.	Belgium